EXHIBIT 99.3

GALECTIN THERAPEUTICS, INC.

LETTER TO BROKERS AND OTHER NOMINEE HOLDERS

Units Issuable

Upon Exercise of Subscription Rights

This letter is being distributed to broker-dealers, trust companies, banks and other nominees in connection with a rights offering by Galectin Therapeutics, Inc. (the “Company”) to subscribe for units consisting of 0.3 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and a warrant to purchase 0.075 shares of Common Stock (the “Units”) made to stockholders of record and holders of certain warrants issued to investors in 2015, as of 5:00 p.m., Eastern Time, on April 29, 2019 (the “Record Date”).

The Company is issuing non-transferable rights to subscribe for Units (the “Rights”) on the terms and subject to the conditions described in the Company’s prospectus relating to the rights offering dated April [•], 2019 (the “Prospectus”). The Rights may be exercised by holders thereof (the “Rights Holders”) at any time during the subscription period, which commences on April 29, 2019 and ends at 5:00 p.m., Eastern Time, on May 23, 2019, unless extended by the Company in its sole discretion (as it may be extended as described in the Prospectus, the “Expiration Date”). The Rights are non-transferable, meaning that you may not sell, transfer or assign your Rights to anyone else.

The Company will distribute to you one Right for each share of the Company’s Common Stock that you hold for clients on the Record Date. As described in the Prospectus, each Right gives the Rights Holder the right to purchase from the Company one Unit (the “Basic Subscription Right”) at a subscription price per Unit (the “Subscription Price”). The Subscription Price for each share of common stock in the offering and the related warrant will be the lesser of (i) $5.50 (the “Initial Price”) and (ii) ninety-five (95%) percent of the volume weighted average of our common stock for the twenty-five trading day period through and including the Expiration Date, as hereinafter defined, but not less than $4.00 per share (the “Alternate Price”). In addition, Rights Holders who fully exercise their Basic Subscription Rights will be entitled to subscribe, at the Subscription Price, for additional Units that other Rights holders do not purchase through the exercise of their Basic Subscription Rights (the “Over-Subscription Right”). If sufficient remaining Units are available, all over-subscription requests will be honored in full. If requests for Units pursuant to Over-Subscription Rights exceed the Units available, the remaining Units will be prorated among those who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. We will not issue fractional shares of Common Stock. If, on the Expiration Date, the Alternate Price is lower than the Initial Price, any excess subscription amounts paid by a subscriber (the “Excess Subscription Amount”) will be put towards the purchase of additional Units in the rights offering (either towards the Recordholder’s Basic Subscription Right, if available, or towards the Over-Subscription Right if the Recordholder has already exercised its Basic Subscription Right in full). If the number of Rights you exercise would otherwise permit you to purchase a fraction of a share, the number of shares that you may purchase will be rounded down to the nearest whole share. Similarly, any warrants will be rounded down to the nearest whole share.

We are asking persons who hold shares of Common Stock beneficially, and who have received the Rights distributable with respect to those shares through a broker-dealer, trust company, bank or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise the Over-Subscription Right on behalf of a beneficial owner of Rights, you will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Over-Subscription Right, as to the aggregate number of Rights that have been exercised pursuant to the Basic Subscription Right, whether such beneficial owner’s Basic Subscription Rights have been exercised in full and the number of Units being subscribed for pursuant to the Over-Subscription Right by such beneficial owner on whose behalf you are acting.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions for Use of Non-Transferable Subscription Rights Certificate;

3.	Form of letter which may be sent to beneficial holders of Common Stock;

4.	Form of Nominee Holder Certification; and

5.	Form of Notice of Guaranteed Delivery.

Your prompt action is requested. As described further in the Prospectus, to exercise the Rights, you must deliver the properly completed and duly executed Nominee Holder Certification and payment in full of the aggregate Subscription Price that is required for all of the Units subscribed for pursuant to the Basic Subscription Rights and the Over-Subscription Rights, to the Subscription Agent. Do not send the Nominee Holder Certification or payment to the Company.

The properly completed and duly executed Nominee Holder Certification, accompanied by full payment of the aggregate Subscription Price, must be received by the Subscription Agent before 5:00 p.m., Eastern Time, on the Expiration Date. Failure to return the properly completed Nominee Holder Certification with the correct and complete payment will result in your not being able to exercise the Rights held in your name on behalf of yourself or other beneficial owners. A holder of Rights cannot revoke the exercise of Rights. Rights not exercised before 5:00 p.m., Eastern Time, on the Expiration Date will be void, of no value and will cease to be exercisable for Units.

Additional copies of the enclosed materials may be obtained from the Information Agent, Broadridge Corporate Issuer Solutions, Inc., by email at shareholder@broadridge.com or by telephone at 1-844-886-5456.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.